United States securities and exchange commission logo





                             August 13, 2021

       Michael Thompson
       Chief Executive Officer and Chief Financial Officer
       Reinvent Technology Partners Y
       215 Park Avenue, Floor 11
       New York, NY 10003

                                                        Re: Reinvent Technology
Partners Y
                                                            Registration
Statement on Form S-4
                                                            Filed July 15, 2021
                                                            File No. 333-257912

       Dear Mr. Thompson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed July 15, 2021

       Questions and Answers for Shareholders of RTPY, page xii

   1. Please include a question explaining Aurora's business or providing a cross-reference to the sections where
Aurora's business is discussed.
       Q: What is the value of the consideration to be received in the Merger?, page xviii

   2. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders
assuming maximum redemptions and identify any material
                                                        resulting risks.
 Michael Thompson
FirstName LastNameMichael
Reinvent Technology PartnersThompson
                             Y
Comapany
August 13, NameReinvent
           2021          Technology Partners Y
August
Page 2 13, 2021 Page 2
FirstName LastName
Q: What equity stake and voting power will current RTPY shareholders...?, page xix

3. Please revise your tabular disclosures to show the potential impact of interim levels of redemptions.
Q: How do I exercise my redemption rights?, page xxv

4. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Q: What vote is required...?, page xxxi

5. Please quantify the approximate number of RTPY shares owned by shareholders who have already agreed to vote to approve the Business Combination. In addition, please clarify the percentage of the remaining shares that are necessary to achieve the voting threshold necessary to approve the transaction.
The RTPY Transaction Committee's Reasons for the Business Combination, page 8

6. We note your disclosure that "94% of crashes are generally caused by human factors."
         Clarify the significance of this statement when the deliverable of your product will still involve a degree of human involvement and presumably be susceptible to human error.
Opinion of Houlihan Lokey, page 14

7. Please include cautionary language noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only shareholders unaffiliated with the Sponsor or its affiliates.
Risk Factors
As part of growing our business..., page 34

8. Please include a discussion of the specific risks associated with the Apparate USA LLC acquisition including, for example, a discussion of Apparate's history of net losses.
We are dependent on our suppliers..., page 40

9. Please provide examples of the cases in which you depend on a single supplier for some of your components.
 Michael Thompson
FirstName LastNameMichael
Reinvent Technology PartnersThompson
                             Y
Comapany
August 13, NameReinvent
           2021          Technology Partners Y
August
Page 3 13, 2021 Page 3
FirstName LastName
Risks Related to the Business Combination and RTPY, page 48

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Since the Sponsor and RTPY's directors and executive officers..., page 49

11.      We note your disclosure regarding the interests of the Sponsor and
RTPY   s directors and
         executive officers. Please also quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for RTPY   s officers and directors, if material.
12. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
13. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other RTPY shareholders experience a negative rate of return in the post-business combination company.
14. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
BCA Proposal
Background to the Business Combination, page 107

15. Consider expanding the description of the transaction timeline to include: (i) if the
         Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions; and (ii) if the
         Sponsor has other SPACs in the process of searching for a target company, whether the
         Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.
16. We note that your charter waived the corporate opportunities doctrine. Please address whether this conflict of interest impacted your search for an acquisition target.
Projected Financial Information, page 125

17. We note your disclosure that Aurora expects it will begin to generate revenue from trucks without vehicle operators in late 2023 and from cars without vehicle operators in late
         2024. Please revise to more prominently disclose that Aurora has not generated revenue to date and does not expect to do so until late 2023. This section should explain in more detail the basis for determining Aurora's market penetration, including the basis for the
 Michael Thompson
Reinvent Technology Partners Y
August 13, 2021
Page 4
         rapid adoption of your products and services and the impacts of entry of competitors. In addition, please explain how you estimated expenses in order to determine your gross profit projections and why you believe those estimates are reasonable. We also note your disclosure that you are "projecting limited capital expenditures." Please explain how this takes into account your plan that early in commercialization Aurora will own or lease and operate a limited fleet and will invest in self-driving system hardware, base vehicles, and commercial facilities.
U.S. Federal Income Tax Considerations, page 174

18. We note from Section 2.9 of the Merger Agreement and your disclosure in this section that the parties intend for the domestication and the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff
         Legal Bulletin No. 19 for further guidance.
Accounting for the Business Combination, page 188

19. Please disclose the ratio of the exchange of RTPY shares for Aurora shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 25.
Beneficial Ownership of Securities, page 272

20. Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Annex D: Form of Proposed Bylaws, page D-1

21. Please revise Article XI of the form of bylaws of Aurora Innovation, Inc. to clarify that the exclusive forum provision does not apply to Exchange Act claims.
Note 4. Acquisitions, page F-71

22. We note the sole identifiable intangible asset acquired in the ATG acquisition was in-
         process research and development (IPR&D). Please explain to us why you used the replacement cost approach to determine the fair value of IPR&D and not an income approach since the research and development activities will ultimately result in profit-
         generating services. Also explain to us why you believe the replacement cost approach resulted in an appropriate fair value for the IPR&D at the date of acquisition.
Item 21. Exhibits and Financial Statements Schedules.
FirstName LastNameMichael Thompson
23.2 Consent of KPMG LLP, page II-3
Comapany NameReinvent Technology Partners Y
AugustPlease
23.          have
       13, 2021    KPMG
                 Page 4 correct the date of their report in the consent. FirstName LastName
 Michael Thompson
FirstName LastNameMichael
Reinvent Technology PartnersThompson
                             Y
Comapany
August 13, NameReinvent
           2021          Technology Partners Y
August
Page 5 13, 2021 Page 5
FirstName LastName
General

24. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented.
25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Christopher M. Barlow